SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Report of Disposal of Treasury Shares

1.	Issuer

Name	KT Corporation
Address	90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

2.	Matters to Report of Disposal

Date of Disclosure filing in reference to the treasury share disposal	January 27, 2014
Disposal Date	March 19, 2014
Type and Number of shares to be disposed	Common Shares 986,787

3.	Matters regarding disposal

						(Unit: KRW, Shares)
Date	Type	Number of Shares		Disposal Price per Share	Amount of Total Disposal	Securities Company for consignment
		Shares Ordered	Shares Disposed			Financial Investor	Account Number
March 19, 2014	Common Shares	986,787	986,787	35,350	34,882,920,450	Woori Investment & Securities	00120182

Total	—	986,787	986,787	35,350	34,882,920,450	—	—

Note 1) Amount of Total Disposal is the number of disposed shares multiplied by the Disposal Price per Share

Note 2) Disposal Price per Share is closing price of a day before Date of Resolution by Board of Directors (2013/08/07)

Note 3) Number of disposed shares is 986,787, which is mentioned in the Treasury Disposal disclosure filed on January 27, 2014

Note 4) As the merger of investment business division of KT Capital Co. by KT Corporation is completed, KT Corporation transferred treasury shares to KT Hitel Co. – shareholder of KT Capital Co. – as payment for the split off and merger. KT Hitel Co. will dispose these treasury shares within 6 months to comply with the Fair Trade Act which monitors any undue financial support among companies of the same business group.

4.	Number of Treasury Shares after Disposal

(as of March 19, 2014)

	(Unit: KRW million, Share, %)
Type of Share	Number of Treasury shares pursuant to the Article 165-2 of Capital Market Act (A)			Number of Treasury shares pursuant to trust agreement referred in the Article 165-2 of Capital Market Act (B)			Total (A+B)
	Number	Ratio	Total Price	Number	Ratio	Contract Price	Number	Ratio	Total Price
Common Shares	16,234,788	6.22	866,429	—	—	—	16,234,788	6.22	866,429

Total	16,234,788	6.22	866,429	—	—	—	16,234,788	6.22	866,429